EXHIBIT 12.1

                                  CERTIFICATION

I, Joseph Williger , certify that :

1. I have reviewed this amendment to annual report on Form 20-F of G. Willi-Food International Ltd.; and

2. Based on my knowledge, this amendment to report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: November 21, 2004

                                                        By: /s/ Joseph Williger
                                                        -----------------------
                                                        Joseph Williger
                                                        Chief Executive Officer